April 21, 2011

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: REDtone Asia, Inc.

To Whom It May Concern:

This law firm represents REDtone Asia, Inc., Inc. (“REDtone”).  REDtone has received your letter. This letter is in response to your correspondence dated April 4, 2011 requesting certain revisions to the Form 8-K/A filed on September 30, 2010.  You requested that REDtone respond within ten (10) business days of the date of the letter and REDtone has been unable to complete the responses to your comments during this timeframe due to the year-end filing deadlines and the especially busy period for the auditor.

REDtone respectfully requests it be provided additional time to respond to your comments, and anticipates it will be able to file the response and amended documents by May 6, 2011.

Please direct any further correspondence to this firm at fax number (801) 355-5005 and phone number (801) 303-5730.

Very truly yours,

/s/Vincent & Rees, L.C.

Vincent & Rees, L.C.